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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                 (RULE 13d-102)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED

          PURSUANT TO RULE 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO

                         FILED PURSUANT TO RULE 13d-2(b)

                              (AMENDMENT NO. ____)*

                                Mainspring, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    56062U100
        -----------------------------------------------------------------
                                 (CUSIP Number)

                                  July 26, 2000
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

 Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

   [ ]  Rule 13d-1(b)

   [ ]  Rule 13d-1(c)

   [X]  Rule 13d-1(d)

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

SEC 1745 (3-98)                        Page 1 of 12 pages

                                  SCHEDULE 13G

ISSUER: Mainspring, Inc.                                    CUSIP NO.: 56062U100

--------------------------------------------------------------------------------

1.     Names of Reporting Persons.
       I.R.S. Identification Nos. of above persons (entities only).

       J.P. Morgan Partners (SBIC), LLC (formerly known as Chase Venture Capital Associates, LLC)
       13-337-6808
--------------------------------------------------------------------------------
2.     Check the Appropriate Box if a Member of a Group (See Instructions)

        (a)  ...................................................................

        (b)  ...................................................................
--------------------------------------------------------------------------------
3.     SEC Use Only
--------------------------------------------------------------------------------
4.     Citizenship or Place of Organization   Delaware

--------------------------------------------------------------------------------
  Number of Shares     5.  Sole Voting Power        1,060,378
  Beneficially Owned   ---------------------------------------------------------
  by Each Reporting    6.  Shared Voting Power
  Person With:         ---------------------------------------------------------
                       7.  Sole Dispositive Power   1,060,378
--------------------------------------------------------------------------------
                       8.  Shared Dispositive Power
--------------------------------------------------------------------------------
9.     Aggregate Amount Beneficially Owned by Each Reporting Person   1,060,378
--------------------------------------------------------------------------------
10.    Check if the Aggregate Amount in Row (9) Excludes Certain Shares
       (See Instructions)
--------------------------------------------------------------------------------
11.    Percent of Class Represented by Amount in Row (9)       5.5%
--------------------------------------------------------------------------------
12.    Type of Reporting Person (See Instructions)
--------------------------------------------------------------------------------
CO
 ................................................................................

 ................................................................................

 ...............................................................................

 ................................................................................

 ................................................................................

 ................................................................................

--------------------------------------------------------------------------------


SEC 1745 (3-98)                        Page 2 of 12 pages

                                  SCHEDULE 13G

ISSUER: Mainspring, Inc.                                    CUSIP NO.: 56062U100

ITEM 1.

     (a)      NAME OF ISSUER:

              Mainspring, Inc.

     (b)      ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

              One Main Street
              Cambridge, MA  02142

ITEM 2.

     (a)      NAME OF PERSON FILING:

              J.P. Morgan Partners (SBIC), LLC

              Supplemental information relating to the ownership and control of the person filing this statement is included in Exhibit 2(a) attached hereto.

     (b)      ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

              1221 Avenue of the Americas
              New York, New York  10020

     (c)      CITIZENSHIP:

              Delaware

     (d)      TITLE OF CLASS OF SECURITIES (OF ISSUER):

              Common Stock

     (e)      CUSIP NUMBER:
              56062U100

ITEM 3.  IF THIS STATEMENT IS FILED PURSUANT TO SS.SS. 240. 13d-1(b) OR
         240. 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

              Not applicable.

ITEM 4.  OWNERSHIP

     (a)      AMOUNT BENEFICIALLY OWNED:

              1,060,378

     (b)      PERCENT OF CLASS:

              5.5% (as of December 31, 2000)

     (c)      NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

              (i)    1,060,378
              (ii)   Not applicable.


SEC 1745 (3-98)                        Page 3 of 12 pages

                                  SCHEDULE 13G

ISSUER: Mainspring, Inc.                                    CUSIP NO.: 56062U100

              (iii)  1,060,378
              (iv)   Not applicable.

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

              Not applicable.

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

              Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

              Not applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

                  Affiliates of the Reporting Person are parties to certain co-investment arrangements with Flatiron, an Affiliate of another Stockholder of the Issuer pursuant to which the parties thereto have agreed to develop and manage a venture capital investment program for the purpose of making private investments, primarily in the securities of early stage companies in the internet area (the "Program"). In substance, the Program is similar to a typical venture capital investment firm, with certain Flatiron entities receiving the equivalent of a standard carried interest from the J.P. Morgan entities. Upon the occurrence of certain contingencies that are outside of the control of the J.P. Morgan entities, certain J.P. Morgan entities may acquire a pecuniary interest in the investments made by the Flatiron entities. None of the J.P. Morgan entities presently has any beneficial or pecuniary interest in the shares of the Issuer held by the Flatiron entities.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

              Not applicable.

ITEM 10. CERTIFICATION

              Not applicable.


SEC 1745 (3-98)                        Page 4 of 12 pages

                                  SCHEDULE 13G

ISSUER: Mainspring, Inc.                                    CUSIP NO.: 56062U100


                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 13, 2001

                                        J.P. MORGAN PARTNERS (SBIC), LLC

                                        By: /s/ Jeffrey C. Walker
                                            ------------------------------------
                                            Name:  Jeffrey C. Walker
                                            Title: President










SEC 1745 (3-98)                        Page 5 of 12 pages

                                  SCHEDULE 13G

ISSUER: Mainspring, Inc.                                    CUSIP NO.: 56062U100


                                  EXHIBIT 2(a)

                  This statement is being filed by J.P. Morgan Partners (SBIC), LLC (formerly known as Chase Venture Capital Associates, LLC), a Delaware limited liability company (hereinafter referred to as "JPMP (SBIC)"), whose principal business office is located at 1221 Avenue of the Americas, New York, New York 10020. JPMP (SBIC) is engaged in the venture capital and leveraged buyout business. Set forth in Schedule A hereto and incorporated herein by reference are the names, business addresses, principal occupations and employments of each executive officer and director of JPMP (SBIC).

                  JPMP (SBIC) is a wholly owned subsidiary of J.P. Morgan Partners (BHCA), L.P. (formerly known as Chase Equity Associates, L.P.), a Delaware limited partnership (hereinafter referred to as "JPMP (BHCA)"), whose principal business office is located at the same address as JPMP (SBIC). JPMP
(BHCA) is also engaged in the venture capital and leveraged buyout business. The general partner of JPMP (BHCA) is JPMP Master Fund Manager, L.P. (formerly known as Chase Capital Partners, a New York general partnership), a Delaware limited partnership (hereinafter referred to as "JPMP Master Fund"), whose principal business office is located at the same address as JPMP (SBIC), and is also directly or indirectly (through affiliates) engaged in the venture capital and leveraged buyout business. The general partner of JPMP Master Fund is JPMP Capital Corp. (formerly known as Chase Capital Corporation), a New York corporation (hereinafter referred to as "JPMP Capital Corp."), whose principal business office is located at the same address as JPMP (SBIC), and is also engaged in the venture capital and leveraged buyout business. Set forth in Schedule B hereto and incorporated herein by reference are the names, business addresses, principal occupations and employments of each executive officer and director of JPMP Capital Corp.

                  JPMP Capital Corp. is a wholly owned subsidiary of J.P. Morgan Chase & Co. (formerly known as The Chase Manhattan Corporation), a Delaware corporation (hereinafter referred to as "JP Morgan Chase") which is engaged (primarily through subsidiaries) in the commercial banking business with its principal office located at 270 Park Avenue, New York, New York 10017. Set forth in Schedule C hereto and incorporated herein by reference are the names, business addresses, principal occupations and employments of each executive officer and director of JP Morgan Chase.







SEC 1745 (3-98)                        Page 6 of 12 pages

                                  SCHEDULE 13G

ISSUER: Mainspring, Inc.                                    CUSIP NO.: 56062U100

                                                                      SCHEDULE A
                        J.P. MORGAN PARTNERS (SBIC), LLC

                             EXECUTIVE OFFICERS(1)

President                                   Jeffrey C. Walker*
Executive Vice President                    Mitchell J. Blutt, M.D.*
Executive Vice President                    Arnold L. Chavkin*
Executive Vice President                    John M.B. O'Connor*
Managing Director                           John R. Baron*
Managing Director                           Christopher C. Behrens*
Managing Director                           David S. Britts*
Managing Director                           Rodney A. Ferguson*
Managing Director                           David Gilbert*
Managing Director                           Evan Graf*
Managing Director                           Eric A. Green*
Managing Director                           Michael R. Hannon*
Managing Director                           Donald J. Hofmann, Jr.*
Managing Director                           W. Brett Ingersoll*
Managing Director                           Alfredo Irigoin*
Managing Director                           Andrew Kahn*
Managing Director                           Jonathan R. Lynch*
Managing Director                           Jonathan Meggs*
Managing Director                           Thomas G. Mendell*
Managing Director                           Stephen P. Murray*
Managing Director                           Joao Neiva de Figueiredo, Ph.D.*
Managing Director                           Timothy Purcell*
Managing Director                           Thomas Quinn*
Managing Director                           Peter Reilly*
Managing Director                           Robert R. Ruggiero, Jr.*
Managing Director                           Susan L. Segal*
Managing Director                           Kelly Shackelford*
Managing Director                           Shahan D. Soghikian*
Managing Director                           Georg Stratenwerth*
Managing Director                           Lindsay Stuart*
Managing Director                           Patrick J. Sullivan*
Managing Director                           Charles R. Walker*
Managing Director                           Timothy J. Walsh*
Managing Director                           Richard D. Waters, Jr.*
Managing Director                           Damion E. Wicker, M.D.*
Managing Director                           Eric R. Wilkinson*
Senior Vice President                       Marcia Bateson*
Vice President and Treasurer                Elisa R. Stein*
 Secretary                                  Anthony J. Horan**
Assistant Secretary                         Robert C. Caroll**
Assistant Secretary                         Denise G. Connors**


------------------------
(1) Each of whom is a United States citizen except for Messrs. Britts, Irigoin, Meggs, Neiva de Figueiredo, Soghikian, Stratenwerth and Stuart.

* Principal occupation is employee and/or partner of J.P. Morgan Partners, LLC. Business address is c/o J.P. Morgan Partners, LLC, 1221 Avenue of the Americas, New York, New York 10020.

** Principal occupation is employee or officer of J.P. Morgan Chase & Co. Business address is c/o J.P. Morgan Chase & Co., 270 Park Avenue, New York, New York 10017.

SEC 1745 (3-98)                        Page 7 of 12 pages

                                  SCHEDULE 13G

ISSUER: Mainspring, Inc.                                    CUSIP NO.: 56062U100


                                  DIRECTORS(1)

                               Jeffrey C. Walker*











--------------------

(1) Each of whom is a United States citizen except for Messrs. Britts, Irigoin, Meggs, Neiva de Figueiredo, Soghikian, Stratenwerth and Stuart.

* Principal occupation is employee and/or partner of J.P. Morgan Partners, LLC. Business address is c/o J.P. Morgan Partners, LLC, 1221 Avenue of the Americas, New York, New York 10020.

** Principal occupation is employee or officer of J.P. Morgan Chase & Co. Business address is c/o J.P. Morgan Chase & Co., 270 Park Avenue, New York, New York 10017.

SEC 1745 (3-98)                        Page 8 of 12 pages

                                  SCHEDULE 13G

ISSUER: Mainspring, Inc.                                    CUSIP NO.: 56062U100

                                                                      SCHEDULE B

                               JPMP CAPITAL CORP.

                             EXECUTIVE OFFICERS(1)

Chief Executive Officer                       William B. Harris**
President                                     Jeffrey C. Walker*
Executive Vice President                      Mitchell J. Blutt, M.D.*
Executive Vice President                      Arnold L. Chavkin*
Executive Vice President                      John M.B. O'Connor*
Managing Director                             John R. Baron*
Managing Director                             Christopher C. Behrens*
Managing Director                             David S. Britts*
Managing Director                             Rodney A. Ferguson*
Managing Director                             David Gilbert*
Managing Director                             Evan Graf*
Managing Director                             Eric A. Green*
Managing Director                             Michael R. Hannon*
Managing Director                             Donald J. Hofmann, Jr.*
Managing Director                             Alfredo Irigoin*
Managing Director                             W. Brett Ingersoll*
Managing Director                             Andrew Kahn*
Managing Director                             Jonathan R. Lynch*
Managing Director                             Jonathan Meggs*
Managing Director                             Thomas G. Mendell*
Managing Director                             Stephen P. Murray*
Managing Director                             Joao Neiva de Figueiredo, Ph.D.*
Managing Director                             Timothy Purcell*
Managing Director                             Thomas Quinn*
Managing Director                             Peter Reilly*
Managing Director                             Robert R. Ruggiero, Jr.*
Managing Director                             Susan L. Segal*
Managing Director                             Shahan D. Soghikian*
Managing Director                             Georg Stratenwerth*
Managing Director                             Lindsay Stuart*
Managing Director                             Patrick J. Sullivan*
Managing Director                             Kelly Shackelford*
Managing Director                             Charles R. Walker*
Managing Director                             Timothy J. Walsh*
Managing Director                             Richard D. Waters, Jr.*
Managing Director                             Damion E. Wicker, M.D.*
Managing Director                             Eric R. Wilkinson*
Senior Vice President                         Marcia Bateson*
Vice President and Treasurer                  Elisa R. Stein*
Secretary                                     Anthony J. Horan**
Assistant Secretary                           Robert C. Carroll**
Assistant Secretary                           Denise G. Connors**


--------------------------

(1) Each of whom is a United States citizen except for Messrs. Britts, Meggs, Irigoin, Neiva de Figueiredo, Soghikian, Stratenwerth and Stuart.

* Principal occupation is employee and/or member of J.P. Morgan Partners, LLC. Business address is c/o J.P. Morgan Partners, LLC 1221 Avenue of the Americas, New York, New York 10020.

** Principal occupation is employee or officer of J.P. Morgan Chase & Co. Business address is c/o J.P. Morgan Chase & Co., 270 Park Avenue, New York, New York 10017.


SEC 1745 (3-98)                        Page 9 of 12 pages

                                  SCHEDULE 13G

ISSUER: Mainspring, Inc.                                    CUSIP NO.: 56062U100

                                  DIRECTORS(1)

                              William B. Harrison**
                               Jeffrey C. Walker*









---------------------

(1) Each of whom is a United States citizen except for Messrs. Britts, Meggs, Irigoin, Neiva de Figueiredo, Soghikian, Stratenwerth and Stuart.

* Principal occupation is employee and/or member of J.P. Morgan Partners, LLC. Business address is c/o J.P. Morgan Partners, LLC, 1221 Avenue of the Americas, New York, New York 10020.

** Principal occupation is employee or officer of J.P. Morgan Chase & Co. Business address is c/o J.P. Morgan Chase & Co., 270 Park Avenue, New York, New York 10017.

SEC 1745 (3-98)                        Page 10 of 12 pages

                                  SCHEDULE 13G

ISSUER: Mainspring, Inc.                                    CUSIP NO.: 56062U100

                                                                      SCHEDULE C

                             J.P. MORGAN CHASE & CO.

                             EXECUTIVE OFFICERS(1)

Chairman of the Board                                  Douglas A. Warner, III*
President and Chief Executive Officer                  William B. Harrison Jr.*
Vice Chairman                                          Geoffrey T. Boisi*
Vice Chairman                                          David A. Coulter*
Managing Director                                      Ramon de Oliveira*
Director of Human Resources                            John J. Farrell*
Vice Chairman                                          Walter A. Gubert*
Managing Director                                      Thomas B. Ketchum*
Director of Corporate Marketing and Communications     Frederick W. Hill*
Vice Chairman                                          Donald H. Layton*
Vice Chairman                                          James B. Lee Jr. *
General Counsel                                        William H. McDavid*
Vice Chairman                                          Marc J. Shapiro*
Managing Partner                                       Jeffrey C. Walker**



                                  DIRECTORS(1)

                                PRINCIPAL OCCUPATION OR EMPLOYMENT;
 NAME                           BUSINESS OR RESIDENCE ADDRESS
--------------------------------------------------------------------------------
 Hans W. Becherer               Chairman of the Board
                                Chief Executive Officer
                                Deere & Company
                                One John Deere Place
                                Moline, IL 61265
--------------------------------------------------------------------------------
 Riley P. Bechtel               Chairman and Chief Executive Officer
                                Bechtel Group, Inc.
                                P.O. Box 193965
                                San Francisco, CA 94119-3965
--------------------------------------------------------------------------------
 Frank A. Bennack, Jr.          President and Chief Executive Officer
                                The Hearst Corporation
                                959 Eighth Avenue
                                New York, New York 10019
--------------------------------------------------------------------------------
 Lawrence A. Bossidy            Chairman of the Board
                                Honeywell International
                                P.O. Box 3000
                                Morristown, NJ 07962-2245
--------------------------------------------------------------------------------

--------------------------
(1) Each of whom is a United States citizen.

* Principal occupation is employee or officer of J.P. Morgan Chase & Co. Business address is c/o J.P. Morgan Chase & Co., 270 Park Avenue, New York, New York 10017.

** Principal occupation is employee and/or member of J.P. Morgan Partners, LLC. Business address is c/o J.P. Morgan Partners, LLC, 1221 Avenue of the Americas, New York, New York 10020

SEC 1745 (3-98)                        Page 11 of 12 pages

                                  SCHEDULE 13G

ISSUER: Mainspring, Inc.                                    CUSIP NO.: 56062U100

                                PRINCIPAL OCCUPATION OR EMPLOYMENT;
 NAME                           BUSINESS OR RESIDENCE ADDRESS
--------------------------------------------------------------------------------
 M. Anthony Burns               Chairman of the Board and
                                  Chief Executive Officer
                                Ryder System, Inc.
                                3600 N.W. 82nd Avenue
                                Miami, Florida  33166
--------------------------------------------------------------------------------
 H. Laurence Fuller             Co-Chairman
                                BP Amoco p.l.c.
                                1111 Warrenville Road, Suite 25
                                Chicago, Illinois 60563
--------------------------------------------------------------------------------
Ellen V. Furter                 President
                                American Museum of Natural History
                                Central Park West at 79th Street
                                New York, NY 10024
--------------------------------------------------------------------------------
 William H. Gray, III           President and Chief Executive Officer
                                The College Fund/UNCF
                                9860 Willow Oaks Corporate Drive
                                P.O. Box 10444
                                Fairfax, Virginia 22031
--------------------------------------------------------------------------------
 William B. Harrison, Jr.       President and Chief Executive Officer
                                The Chase Manhattan Corporation
                                270 Park Avenue, 8th Floor
                                New York, New York 10017-2070
--------------------------------------------------------------------------------
 Helene L. Kaplan               Of Counsel
                                Skadden, Arps, Slate, Meagher & Flom LLP
                                919 Third Avenue - Room 29-72
                                New York, New York 10022
--------------------------------------------------------------------------------
 Lee R. Raymond                 Chairman of the Board and Chief Executive
                                  Officer
                                Exxon Mobil Corporation
                                5959 Las Colinas Boulevard
                                Irving,TX 75039-2298
--------------------------------------------------------------------------------
 John R. Stafford               Chairman, President and Chief Executive Officer
                                American Home Products Corporation
                                5 Giralda Farms
                                Madison, New Jersey 07940
--------------------------------------------------------------------------------
 Lloyd D. Ward                  Former Chairman of Board and Chief Executive
                                  Officer of Maytag
                                13338 Lakeshore Drive
                                Clive, Iowa  50325
--------------------------------------------------------------------------------
 Douglas A. Warner III          Chairman of the Board
                                J.P. Morgan Chase & Co.
                                270 Park Avenue
                                New York, New York  10017
--------------------------------------------------------------------------------
 Marina v.N. Whitman            Professor of Business Administration and Public
                                  Policy
                                The University of Michigan
                                School of Public Policy
                                411 Lorch Hall, 611 Tappan Street
                                Ann Arbor, MI 48109-1220
--------------------------------------------------------------------------------

SEC 1745 (3-98)                        Page 12 of 12 pages